Annex B. Consulting Agreement with Greenwich Financial

CONSULTING AGREEMENT

June __, 2001

Greenwich Financial Group

____________

____________

Gentlemen:

This letter sets forth the arrangements, terms and conditions pursuant to which Greenwich Financial (the "Consultant"), has been retained to serve as a financial consultant and advisor to GroupNow, Inc. (the "Company") on a non-exclusive basis for a period of 12 months, commencing as of ____, 2001. The undersigned hereby agrees to the following terms and conditions:

1. Duties as Consultant. Consultant shall, at the request of the Company, upon reasonable notice, render the following services to the Company from time to time:

(a) Consulting Services. Consultant will provide such financial consulting services and advice pertaining to the Company's business affairs as the Company may from time to time reasonably request. Without limiting the generality of the foregoing, Consultant will assist the Company in developing, studying and evaluating financing, merger and acquisition proposals, prepare reports and studies thereon when advisable, and assist in negotiations and discussions pertaining thereto.

(b) Financing. Consultant will advise the Company in obtaining both short and long-term financing, whether from banks or the sale by the Company of debt or equity securities.

The services described in this Section 1 shall be rendered by Consultant without any direct supervision by the Company and at such time and place and in such manner (whether by conference, telephone, letter or otherwise) as Consultant may determine.

2. Compensation.

As compensation for Consultant's services hereunder, the Company shall pay to Consultant 800,000 shares of common stock, par value $.001 of the Company ("Common Stock") upon completion of the June 4, 2001, share exchange with PreCom Technologies, Inc ("the Share Exchange").

GroupNow will use its reasonable best efforts to file with the SEC, within forty-five (45) days following Close of the Share Exchange, a registration statement on Form-SB-2 (or such other form as applicable) registering the resale of 500,000 shares of Common Stock. Upon notification by the SEC that the registration is effective 200,000 shares shall become free trading. The remaining 300,000 shares shall be subject to a "trickle" into the market at a monthly rate of 33,333 shares per month.

The Company will keep such registration statement current until the earlier of eighteen months or such time as all the shares of Common Stock are freely tradeable under the Securities Act.

3. Lock-Up Agreement. The Consultant and the Company agree that the 300,000 shares of Common Stock subject to the "trickle" into the market, as described in paragraph 2 herein, shall be subject to the attached lock-up agreement.

4. Forgiveness of Prior Debt. Upon the execution of this Agreement, Consultant agrees to forgive $59,037 of debt that is owed by PreCom to Greenwich.

5. Available Time. Consultant shall make available such time as Consultant, in its sole discretion, shall deem appropriate for the performance of his obligations under this Agreement.

6. Relationship. Nothing herein shall constitute Consultant as an employee or agent of the Company, except to such extent as might hereinafter be agreed upon for a particular purpose. Except as might hereinafter be expressly agreed Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

7. Assignment and Termination. This Agreement shall not be assignable by any party except to successors to all or substantially all of the business of either the Consultant or the Company nor may this Agreement be terminated by either party for any reason whatsoever without the prior written consent of the other party, which consent may be arbitrarily withheld by the party whose consent is required.

Very truly yours,

GROUPNOW, INC. .

By: _____________________________

Name:

Title:

GREENWICH FINANCIAL GROUP

By: _____________________________

Name:

Title: